FROM:      First South Africa Corp., Ltd.
           2665 South Bayshore Drive
           Coconut Grove, FL  33133
           www.firstsouthafrica.com

           Contact:  Rebecca Freeman (305) 857-5009

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                                                           FOR IMMEDIATE RELEASE

             FIRST SOUTH AFRICA CORP., LTD. PLANS WARRANT CONVERSION

Coconut Grove, FL, September 5, 1997 -- First South Africa Corp., Ltd. (Nasdaq-FSACF) today announced that it plans shortly to make a conversion offer to the holders of its A and B Warrants.

Holders of the Company's class A and class B Warrants will be offered the opportunity to convert 3 A and 3 B Warrants for 2 shares of common stock. Holders of only B Warrants will be offered the opportunity to convert 10 B Warrants for 2 shares of common stock. The Company indicated that the offer would be made upon distribution of an offering circular, would be open for 20 days and at the discretion of its Board of Directors would require, among other things, a 75% acceptance to close.

"We are making this proposal to simplify our capital structure. As we have grown and interest in our company has increased, we have come to the conclusion that a simplified capital structure will be in the best interests of all our shareholders," said Clive Kabatznik, Chief Executive Officer of First South Africa Corp., Ltd.

Should all the Warrants be converted, approximately 1.75 million new shares will be issued.

The Company intends to mail to Warrant holders, at a later date, exchange offer documents setting forth the terms of the exchange offer. This press release does not constitute an offer to sell or exchange securities, or the solicitation of an offer to buy or exchange securities, which offer will be made only by means of the exchange of the offer documents.